Exhibit 3.2

FIRST AMENDMENT

TO

THE AMENDED AND RESTATED BYLAWS

OF

JANUS CAPITAL GROUP INC.

Janus Capital Group Inc., a Delaware corporation (the “Corporation”), makes this First Amendment to its Amended and Restated Bylaws, amended and restated as of October 21, 2008 (the “Bylaws”).

WHEREAS, pursuant Article SIXTH of the Amended and Restated Certificate of Incorporation of the Corporation and Article VIII, Section 1 of the Bylaws, the Board of Directors is authorized to amend the Bylaws; and

WHEREAS, the Board of Directors approved an amendment to Article III, Section 1, of the Bylaws in connection with the phased-in elimination of the classification of the Board of Directors and the annual election of all directors.

NOW, THEREFORE, the following amendment is hereby made:

1.                                       The second paragraph of Article III, Section 1, hereby is amended in its entirety to read as follows:

Commencing at the annual meeting of stockholders held in calendar year 2012 (the “2012 Annual Meeting”), each director shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting; provided, however, each director elected at the annual meeting of stockholders in calendar year 2010 shall hold office until the annual meeting of stockholders in calendar year 2013 and each director elected at the annual meeting of stockholders in calendar year 2011 shall hold office until the annual meeting of stockholders in calendar year 2014. In all such cases, each director shall hold office until his or her successor shall have been duly elected and qualified, or until his or her earlier resignation or removal.

2.                                       All other provisions of the Corporation’s Bylaws shall remain in full force and effect.